FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Bank of America Merrill Lynch APAC Financial Conference 2017 held in Singapore on June 27, 2017. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Bank of America Merrill Lynch APAC Financial Conference 2017: June 27, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	GIC Pvt. Ltd.
2.	One-on-one	Eastspring Investments (Singapore) Pte. Ltd.
3.	One-on-one	Nomura Asset Management
4.	One-on-one	Capital International
5.	One-on-one	UBS
6.	Group	Dymon Asia Capital (Singapore) Pte Ltd.
7.	Group	Fullerton Fund Management Company Ltd.
8.	Group	Julius Baer Group Ltd.
9.	Group	Lion Global Investors
10.	Group	Manulife asset management
11.	Group	Nikko Asset Management Co. Ltd.
12.	Group	NN Investment Partners
13.	Group	Pictet Asset Management
14.	Group	Algebris Investments
15.	Group	Birla Sun Life Insurance Company
16.	Group	Discovery Capital Management
17.	Group	Franklin Templeton Global Investors
18.	Group	Graticule Asia Macro Advisors
19.	Group	Tahan Capital Management Pte Ltd.
20.	Group	Value Partners Group

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1. 2.	Other news Schedule of Bank of America Merrill Lynch APAC Financial Conference 2017: June 27, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 29, 2017	By:	/s/ Vivek Ranjan
	Name:	Vivek Ranjan

	Title:	Chief Manager